                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002
                         -------------------------------

                       Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                 (Translation of Registrant's Name into English)

                                Indosat Building
                          Jalan Medan Merdeka Barat, 21
                            Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F   X        Form 40-F ____
                            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes  _____     No     X
                                      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

        [LETTERHEAD OF MINISTRY OF STATE OWNED ENTERPRISES APPEARS HERE]


                                  Press Release


            PT Indosat Tbk Privatization - Four Investors Shortlisted

                              For Indosat Final Bid

Jakarta, 8 November 2002 - The Government of the Republic of Indonesia ("Government") acting through the Ministry of State Owned Enterprises ("MSOE"), announced today that 4 (four) investors have been shortlisted ("Shortlisted Investors") to continue to the final stage of the privatization of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat"). The Government is proposing to sell by way of strategic sale up to 434 million ordinary shares of Indosat which represents 41.94% of the issued and outstanding shares of Indosat ("Privatization Process").

The Shortlisted Investors are (in alphabetical order):

     .  Desa Mahir Sdn Bhd.
     .  Gilbert Global Equity Capital Asia Ltd.
     .  Singapore Technologies Telemedia Pte Lyd.
     .  Telekom Malaysia Berhad

The MSOE prequalified 14 (fourteen) international and domestic investors to participate in the Privatization Process ("Prequalified Investors"). 8 (eight) Prequalified Investors submitted preliminary, non-binding submissions on 7 November 2002. These submissions required Prequalified Investors to outline, among other things:

        [LETTERHEAD OF MINISTRY OF STATE OWNED ENTERPRISES APPEARS HERE]


     .  Identify of consortium or investor group
     .  Proposed business and strategic plan
     .  Indicative, non-binding price
     .  Details of proposed financing for final bids

To select the shortlisted Investors, an evaluation committee comprising of members of the MSOE, with the assistance of the financial advisors to the MSOE and taking into consideration certain input from Indosat, considered each of the submissions received based on a pre-agreed criteria. The receipt and review of the non-binding bids was also witnesses by a notary.

Laksamana Sukardi, Minister for State Owned Enterprises noted, "I am pleased to report that interest in the Indosat privatization remains strong. The Government is confident of a successful outcome in the Indosat privatization."

Mahmuddin Yasin, Deputy Minister for Restructuring and Privatization, and who is leading the MSOE privatization team added, "The Shortlisted Investors in the Indosat privatization are credible, highly-regarded and well capitalized strategic operators and financial investors with proven international track records. This will help to ensure a competitive and transparent sale process."

Shortlisted Investors will have the opportunity to undertake detailed due diligence and to negotiate the contents of the transaction documents. Final bids are expected to be received in early December 2002 and closing to occur before the end of this year.

PT Danareksa Sekuritas and Credit Suisse First Boston (Singapore) Limited are the financial advisor to the Government on the Privatization Process.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: November 11, 2002                      By: /s/ Widya Purnama
                                                 -------------------------------
                                                 Name: Widya Purnama
                                                 Title: President